

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Israel A. Englander & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 5th Avenue, 9th Floor
(No. and Street)

New York	**New York**	**10103**
(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Golden **212-841-4568**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH. D.C.
202

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



STATEMENT OF FINANCIAL CONDITION

Israel A. Englander & Co., Inc.

December 31, 2006
with Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, Kevin Golden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Israel A. Englander & Co., Inc., as of February 26, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

ILENE LICHT
NOTARY PUBLIC, STATE OF NEW YORK
No. 01LI6137473
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES NOV. 28, 2009

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Israel A. Englander & Co., Inc.

Statement of Financial Condition

December 31, 2006

Contents



■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Israel A. Englander & Co., Inc.

We have audited the accompanying statement of financial condition of Israel A. Englander & Co., Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Israel A. Englander & Co., Inc. at December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2007

Israel A. Englander & Co., Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 5,129,591
Receivable from clearing organizations, net	1,635,014
Floor brokerage receivables, net	4,377,001
Receivable from affiliate	59,799
Property and equipment (net of accumulated depreciation and amortization of $936,560)	585,984
Other assets	408,524
	$12,195,913
Liabilities and stockholders' equity	
Accrued compensation	$4,972,648
Accounts payable	915,991
Other liabilities	150,386
	6,039,025
Stockholders' equity	6,156,888
	$12,195,913

See accompanying notes.

Israel A. Englander & Co., Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

Israel A. Englander & Co., Inc. (the "Company") is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, the American Stock Exchange, the Chicago Board Options Exchange, the Pacific Exchange and the International Securities Exchange. The Company provides floor brokerage execution services to qualified institutional investors.

2. Significant Accounting Policies

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Company considers investments in money market funds with less than three months to maturity to be cash equivalents.

Commissions and related brokerage and clearing expense are recorded on a trade date basis.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company depreciates computer equipment and furniture and fixtures using the straight-line method over the estimated useful life of the asset, which is typically between three and seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset and the remaining term of the lease.

Investment income is accounted for on an accrual basis.

3. Receivable from Clearing Organizations

Receivable from clearing organizations, net represents cash held at the clearing brokers at December 31, 2006.

4. Floor Brokerage Receivables, Net

Floor brokerage receivables represent amounts receivable by the Company from various major financial institutions for floor brokerage execution services. These amounts are shown net of an allowance for doubtful accounts of $22,500 on the statement of financial condition.

5. Related Party Transactions

Millennium Operations, LLC ("Operations"), a limited liability company, provides personnel and general and administrative expenses at cost to the Company. The Company had a payable to Operations at December 31, 2006 of $33,252, which is included in other liabilities on the statement of financial condition.

The Company held an investment in Millennium Management, L.L.C., the general partner of Millennium Partners, L.P. ("Partners"), which was reflected as investment on the statement of financial condition. The Company valued its investment in Millennium Management, L.L.C. based on the equity method of accounting. The Company withdrew from this investment as of December 31, 2006 and received $400,000 during the year. A receivable from affiliate was created for the remaining balance of $59,799.

A minority shareholder of the Company is the managing member of Millennium Management, L.L.C.

At December 31, 2006, the Company has an interest bearing receivable from an employee in the amounts of $198,295, which is included in other assets on the statement of financial condition. Interest charged for the receivable is calculated based on a formula using Prime Interest Rate.

The shareholders received distributions during the year totaling $326,821.

6. Other liabilities

Other liabilities include amounts relating to general and administrative expenses from Operations , employee related payables, payable to affiliates and taxes payable.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250,000. At December 31, 2006, the Company had net capital of $2,414,799, which exceeded its requirement by $2,164,799.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

8. Income Taxes

The Company is treated as an "S" Corporation for federal tax purposes and therefore it is not subject to federal taxation. The Company is subject to certain state and local taxes. The Company's shareholders are subject to taxation on the Company's income whether or not it is distributed to them.

9. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" approximates the carrying amounts presented in the statement of financial condition.

10. Concentration of Credit Risk

The Company clears its securities transactions through a major financial services firm. In addition, the Company provides execution services for various major financial institutions. These activities may expose the Company to off balance sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

11. Commitments

The Company has pledged $51,521 as a security deposit for its operating lease. This amount is included in cash and cash equivalents on the statement of financial condition.

The Company has entered into operating lease agreements for office space that expire on September 30, 2007 and May 30, 2008.

Future minimum lease payments are as follows:

2007	$ 292,785
2008	83,695
	$ 376,480

12. Contingencies

The Company is involved in a pending arbitration before the NASD involving a claim submitted by Miller Tabak & Co., LLC ("Claimant"). The Claimant is seeking compensatory damages of $825,000 as a result of an alleged trading error in May 2006. The Company denies the Claimant's allegations, and a counter claim was filed against the Claimant for unpaid commissions in the amount of $247,370. The related commissions receivable were written off during the year. A hearing is scheduled for October 2007. The Company is unable to determine at this time with any certainty the ultimate outcome of the aforementioned issue and its effect, if any, on the Company's financial statements.


END